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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 18, 2016

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A

ONcore Ultra II Individual Variable Annuity

Post-Effective Amendment No. 26

File Nos. 811-01978 & 333-156432

Dear Ms. Browning:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 11, 2016. Registrant filed the Post-Effective Amendment with the Commission on February 23, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 8 other post-effective amendments with the Commission on February 23, 2016 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to ONcore Ultra II. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing and changes will be made to each applicable filing:

Ms. Browning

April 18, 2016

Product filing	40 Act File No.	33 Act File No.
ONcore Premier (sold on or after October 1, 2012), Post-Effective Amendment No. 8	811-01978	333-182250
ONcore Value (sold on or after October 1, 2012), Post-Effective Amendment No. 8	811-01978	333-182248
ONcore Xtra (sold on or after October 1, 2012), Post-Effective Amendment No. 7	811-01978	333-182249
ONcore Wrap, Post-Effective Amendment No. 31	811-01978	333-134982
ONcore Ultra II, Post-Effective Amendment No. 26	811-01978	333-156432
ONcore Lite III, Post-Effective Amendment No. 19	811-01978	333-164075
ONcore Xtra II, Post-Effective Amendment No. 18	811-01978	333-164073
ONcore Premier II, Post-Effective Amendment No. 19	811-01978	333-164070
ONcore Premier WF, Post-Effective Amendment No. 16	811-01978	333-171785

1. Tandy representation – Please include the “Tandy” representation language in your response to the comments.

Response: The requested language is included at the conclusion of this response letter and will be included in the cover letter to the 485(b) post-effective amendment.

2. Missing and/or bracketed information – Please confirm that all missing or bracketed information, including financial information and exhibits, will be included in a following post-effective amendment.

Response: Registrant confirms that all missing or bracketed information, including financial information and exhibits, will be included in the 485(b) post-effective amendment.

3. State Variations – Please confirm that all state material variations to the contract are disclosed in the prospectus.

Response: Registrant confirms that all state material variations to the contract are disclosed in the prospectus.

4. Cover Page – The cover page includes a statement that certain features may vary by broker-dealer. Please clarify where a contract owner may find additional information on what features may vary.

Response: Registrant has confirmed that features no longer vary by broker-dealer and has removed the sentence from the cover page.

5. Reservation of Right – Please confirm that in each instance where Registrant reserves the right to change, cancel or modify a benefit or contract term, including the right of the contract owner to make additional purchase payments, that all related material information is disclosed in the prospectus regarding any such reservation including the circumstances under which a change would be made, any applicable time periods and the form and timing of notice to contract owners.

Response: Registrant confirms that where Registrant reserves the right to change, cancel or modify a benefit or contract term that all related material information is disclosed in the prospectus.

6. Guarantees or Support Agreements – Please advise the Staff whether there are any guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the Registrant will be solely responsible for any benefits or features associated with the contract.

Ms. Browning

April 18, 2016

Response: Registrant confirms that there are no guarantees or support agreements with third parties to support any of the benefits or features under the contract, and it will be solely responsible for any benefits or features associated with the contract.

7. Cover Page – There are references to both “contract” and “contracts” included in the disclosure which could be confusing to contract owners. Please clarify such language.

Response: References to the plural “contracts” have been revised to the singular “contract.”

8. Combo Death Benefit rider form – Please advise on how the Registrant intends to include the rider form for the Combo Death Benefit with the filing.

Response: Registrant will file the form of Combo Death Benefit Rider with one of the 485(b) post-effective amendment filings and will incorporate such form into the other 8 485(b) post-effective amendment filings.

9. Table of Contents – Please consider adding a heading to the reference to “Appendix C.”.

Response: A heading has been added to the reference to Appendix C.

10. Fee Table – Please confirm the accuracy of the footnotes in the Fee Table and revise accordingly.

Response: Registrant has confirmed the accuracy of the footnotes and has made revisions where needed.

11. Fee Table - Summary of Maximum Contract Expenses – Please confirm that the Summary of Maximum Contract Expenses reflects the highest combination of base contract and optional benefit charges.

Response: Registrant confirms that the Summary of Maximum Contract Expenses reflects the highest combination of base contract and optional benefit charges.

12. Fee Table - Summary of Maximum Contract Expenses – Footnote 7 indicates that the maximum expense assumes all bases on which rider charges are based are equal. Please explain how Registrant came to that conclusion and revise the footnote to clarify the assumption.

Response: Registrant believes that disclosure was originally included to address the fact that the dollar amount of maximum charges would vary if the different values/bases on which charges were based were not the same. After further evaluation and consideration, Registrant does not feel that such disclosure is needed. Therefore, this disclosure has been deleted. The expense examples which follow and show dollar amounts are calculated off the different values/bases on which charges are based.

13. Fee Table – Optional Rider Expenses – Please consider adding a heading on the right-hand side of “maximum charge” so that it does not need to be repeated in each item. In future filings, please consider reformatting the table so the maximum charge appears alone on the right-hand side and all text appears on the left or in a center column.

Response: A “Maximum Charge” heading has been added on the right-hand side and individual references to maximum charge have been removed. Registrant will consider revising the table in future filings to include all text on the left-hand side or in a center column.

Ms. Browning

April 18, 2016

14. Total Annual Fund Operating Expense – Please confirm that the maximum and minimum figures shown are calculated in accordance with Instruction 17 to Item 3 of Form N-4, to include all expenses incurred indirectly by all portfolio companies and not just those that are structured as fund-of-funds.

Response: Registrant confirms that maximum and minimum total annual fund operating expenses shown are calculated in accordance with Instruction 17 to Item 3 of Form N-4.

15. Example – Please revise the examples to indicate in the narrative or in a footnote which contract features are reflected in the example (noting that the examples should not include mutually exclusive riders and should show most expensive combination of contract features). Please confirm that the maximum expense examples are shown first.

Response: Registrant has revised the examples to indicate in the narrative which contract features are reflected in the example. Registrant confirms that the maximum expense example is shown first and that the examples do not include mutually exclusive riders and reflect the most expensive combination of contract features.

16. Combo Death Benefit – While the rider is named the “Combo Death Benefit,” it does not appear to offer any combination of benefits or features. Please revise the name of the rider or explain why it is a “combo” in the text description of the rider.

Response: The rider is named Combo Death Benefit because it combines both a step-up feature and an annual credit feature in one death benefit rider. The following disclosure has been added as the last sentence of the first paragraph of the subsection “Combo Death Benefit”:

The Combo Death Benefit rider combines features of both a step-up death benefit and an annual credit death benefit in one death benefit rider.

17. Combo Death Benefit – Spousal Continuation – Please add clarification in bold text that when a surviving spouse chooses to continue the rider, the rider charges will continue.

Response: The requested change has been made.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Second Vice President and Counsel